June 5, 2015

Via EDGAR Mr. James Allegretto Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549
Re:	TerraForm Power, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 13, 2015
Form 10-Q for the Quarterly Period Ended March 31, 2015
Filed May 7, 2015
File No. 001-36542
Registration Statement on Form S-1
Filed May 8, 2015
File No. 333-204033

Dear Mr. Allegretto:

Set forth below are the responses of TerraForm Power, Inc. (the “Company,” “we” or “us”) to the comments of the staff (“Staff”) of the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated June 4, 2015, concerning the Form 10-K for the fiscal year ended December 31, 2014, Form 10-Q for the quarterly period ended March 31, 2015 and the Registration Statement on Form S-1 filed on May 8, 2015. For your convenience, each response of ours immediately follows the text of the corresponding comment of the Staff. The Staff’s comments have been indicated in bold italics.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 6. Selected Financial Data, page 65

1.	Please disclose cash dividends declared per Class A common share. Refer to Item 301 of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and confirms that it will include the required information in future filings.

Mr. James Allegretto Securities and Exchange Commission June 5, 2015 Page 2

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk, page 86

2.	Please revise your future filings to provide the quantitative disclosures required by Item 305(a) of Regulation S-K for your foreign currency exchange risk or explain to us why this disclosure is not necessary.

The Company respectfully acknowledges the Staff’s comment and confirms that it has included the required information on page 50 of the Company’s Quarterly Report on Form 10-Q for the three month period ended March 31, 2015 and the Company will continue to include this required information in future filings.

3. Acquisitions

Capital Dynamics, page 108

3.	Please tell us how you determined that it was not necessary to provide audited financial statements of Capital Dynamics in accordance with Rule 3-05 of Regulation S-X. Please provide us with your calculations pursuant to Rule 3-05(b)(2) and Rule 1-02(w) of Regulation S-X.

The Company respectfully advises the Staff that in preparing the registration statement for the Company’s initial public offering, which was completed in July 2014, the Company performed its significance test in accordance with SAB Topic 1.J Application of S-X Rule 3-05 in Initial Public Offerings (“SAB 80”). SAB 80 can only be used in an initial registration statement of a first-time registrant. However, in accordance with section 2070.13 of the Division of Corporation Finance Financial Reporting Manual, “if the provisions of SAB 80 were used in an initial registration statement to obtain relief from the reporting requirements of S-X 3-05, the staff would allow that registrant to separately evaluate the significance of each acquisition that occurs after the effective date of the initial registration statement using the pro forma financial statements that were used to evaluate significance under SAB 80 in the initial registration statement. However, those pro forma financial statements should be adjusted to eliminate:

•	pro forma effects of acquisitions for which no audited financial statements are presented in the initial registration statement,

•	pro forma effects of acquisitions that were probable at the time the initial registration statement was declared effective but which have yet to be consummated, and

•	pro forma adjustments not directly attributable to the acquisitions.”

Mr. James Allegretto Securities and Exchange Commission June 5, 2015 Page 3

The significance calculation using our adjusted pro forma financial statements is summarized below (in thousands). Based on the significance calculation below, the Capital Dynamics acquisition was not considered significant to provide audited financial statements.

	Adjusted Pro Forma		Capital Dynamics	Significance
Total Assets 12/3/2014	$2,020,102		$291,539	14%

Purchase Price Investment)	$2,020,102		$257,052	13%

Income Before Taxes Year 2014	$133,156		$1,601	1%

Highest Level of Significance	14%	***

*** Capital Dynamics is individually insignificant. The aggregate total of all individually insignificant acquisitions was 34%.

Mr. James Allegretto Securities and Exchange Commission June 5, 2015 Page 4

6. Intangible Assets, page 112

4.	Please explain to us and disclose under what circumstances amortization of the PPA intangible asset would be recorded as a reduction of energy revenue versus depreciation, accretion and amortization expense.

The Company respectfully advises the Staff that amounts allocated to the value of above-market or below-market Power Purchase Agreements (“PPA’s”) are amortized to revenue over the remaining non-cancelable terms of the respective agreements. The amounts allocated to the in-place value of the PPAs are amortized to depreciation, amortization and accretion expense. The Company further advises the Staff that this disclosure is included in Note 2. Summary of Significant Accounting Policies – Business Combinations, on page 106 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2014.

Form 10-Q for the Quarterly Period Ended March 31, 2015

4. Acquisitions

Acquisition Accounting, page 14

5.	Property, plant and equipment, net was stated at $929 million in First Wind Operating Entities December 31, 2014 historical financial statements contained in a Form 8-K filed April 30, 2015. The preliminary fair value for such assets was stated at $803 million per this footnote. Please advise what events transpired between December 31, 2014 and March 31, 2015 that resulted in the reduced basis of property, plant and equipment. A summary of the closing predecessor balance along with the related fair value adjustments as of March 31, 2015 would be useful to our understanding. If a material portion of the reduction was due to a purchase price adjustment, explain to us the events that caused the substantial “step-down” of the acquired property and equipment. To the extent such assets were constructed and valued at “cost to build” please explain whether the costs to build such type of assets have decreased since construction. To the extent such assets were deemed to have a fair value less than predecessor basis, please tell us whether the acquired company had evaluated property and equipment for impairment for any recent period prior to your acquisition of such assets and the results of such evaluation. If no such evaluation was made, please explain the reason(s). Lastly, please explain to us in detail the methodology by which you determined the fair value of the acquired property and equipment and whether your methodology may have differed from that employed by the predecessor management. We may have further comment after reviewing your response.

Mr. James Allegretto Securities and Exchange Commission June 5, 2015 Page 5

The Company respectfully advises the Staff that the reduced basis of property, plant and equipment (“PP&E”) of the First Wind Operating Entities resulted from a purchase price allocation adjustment to reflect the fair value of the acquired PP&E as of the acquisition date.

A summary of the closing predecessor balance and related fair value adjustment as of the acquisition date is provided below (in thousands):

Property, plant and equipment, net	$925,512
Preliminary purchase price allocation	(122,495)
Fair value at acquisition date	$803,017

The fair value of the PP&E recognized in the acquisition was less than the historical book values of the assets as prices to construct the assets have generally decreased as market conditions for wind developers have improved. This decrease in the value of the underlying PP&E is offset by an increase in the value of the PPA. Older agreements have electricity rates that generally exceed current market conditions. The combination of these economic factors has maintained overall facility values but caused a change in the recorded assets when recognized at fair value upon acquisition.

The Company has also evaluated the historical accounting for the projects acquired in circumstances where there was a substantial difference in the PP&E values and historical book value. This evaluation did not identify situations where an impairment loss was necessary. In accordance with ASC 360-10-35-30, the impairment models used by the First Wind Operating Entities to test the PP&E for impairment as of December 31, 2014 were based on estimates of undiscounted cash flows as of the impairment testing date and no impairment was identified. As these are long-lived assets with remaining lives in excess of 20 years, the undiscounted cash flows from the assets exceeds the fair value of the assets used in purchase accounting.

Mr. James Allegretto Securities and Exchange Commission June 5, 2015 Page 6

The fair value of PP&E acquired was valued using a cost approach and limited to what is economically supportable as indicated by an income approach. The fair value approximates the current cost of replacing an asset with another asset of equivalent economic utility, adjusted further for obsolescence and physical depreciation.

6.	Please explain to us how you determined the fair value of the power purchase agreement(s) (PPAs) acquired in the First Wind acquisition and the extent to which such agreements were valued with or apart from the related property plant and equipment. Please additionally tell us whether such agreements had any cost basis in the predecessor financial statements. Lastly, explain to us the nature and composition of “other” assets and explain how you determined the fair value these assets. In this regard, a summary of the closing predecessor balance along with the related fair value adjustments as of March 31, 2015 and a description would be useful to our understanding.

In response to the Staff’s comment, the Company respectfully advises the Staff that the preliminary fair value of the PP&E and the intangible asset value and segregated in accordance with the units of account. The fair value of the PP&E was estimated using the cost approach and was limited to what is economically supportable as indicated by an income approach. The fair value of the PPA was estimated using a multi-period excess earnings model which is a form of the income approach. To the extent that the PPA or any other contracts are identified as out-of-market, the out-of-market cash flows are segregated from the overall contracted asset cash flow.

Based on the Company’s analysis to date, the Company has determined that the terms associated with the acquired PPAs are consistent with terms available to other market participants. However, the Company’s preliminary analysis, prepared using the approach discussed above, indicates that there is significant value associated with these PPAs. This is supported by the current strength in market demand for operating renewable energy generation assets with long term PPAs in place. Such assets carry no development risk and produce steady and predictable cash flows and earnings with an operating track record to support those cash flows and earnings. This type of asset often sells for more than the depreciated replacement cost of the assets due to the demand for assets that have a steady, contracted cash flow profile. The fair value of the PPAs under this approach is driven by the relatively low cost of capital for assets with long-term contracts due to low rate of return requirements currently employed by market participants. These agreements did not have any cost basis in the predecessor financial statements.

“Other Assets” pertaining to the First Wind Acquisition consist of short and long-term commodity derivatives with a fair value of $45 million, internally generated renewable energy credits (RECs) with a fair value of $19 million, and prepaid expenses of $5 million.

Mr. James Allegretto Securities and Exchange Commission June 5, 2015 Page 7

The Company used a discounted cash flow valuation technique with market observable inputs (Level 2) to estimate the fair value of its commodity derivative assets and liabilities. The significant inputs to the valuation of the commodity derivatives are forward market prices, risk free discount rates, and to a lesser extent credit default swap spreads.

The Company used a discounted cash flow valuation technique to estimate the fair value of generated RECs. The significant inputs to the valuation of the RECs are forward market prices. Generated RECs were considered to be internally generated intangible assets and, therefore, these assets did not have any cost basis in the predecessor financial statements.

The Company believes that the carrying value of prepaid assets in the predecessor financial statements approximated the fair value as of acquisitions date.

A summary of the closing predecessor balances with the related fair value adjustments pertaining to items included in the “Other Assets” line item for the First Wind acquisition is included below (in thousands):

	Predecessor Financial Statements	Fair value adjustments	Opening Balance Sheet
Prepaid expenses and other current assets	$6,027	$(789)	$5,238
Derivative Assets	9,584	616	10,199
Long-term derivative assets	34,665	(110)	34,555
Renewable Energy Credits	905	17,773	18,678
Total other assets	$51,181		$68,671

Mr. James Allegretto Securities and Exchange Commission June 5, 2015 Page 8
7.	Tell us and disclose in future filings, the valuation technique(s) and significant inputs used to measure the fair value of the First Wind non-controlling interest of $121 million. Refer to paragraph ASC 805-20-50-1e.2.

We respectfully advise the Staff that the majority of the fair value of the non-controlling interest was determined using a market approach using a quoted price for the instrument in accordance with ASC 820-10-35-16BB. Upon the acquisition of the First Wind assets, the Company purchased a portion of the equity interest from the non-controlling interest holders of one of the joint venture investment funds. The quoted price for the purchase of a portion of the non-controlling interest is the best indicator of fair value and was supported by a discounted cash flow technique. This quoted price was transacted upon in the first quarter of 2015 and thus was used in the valuation of approximately $90 million of the non-controlling interest in the opening balance sheet.

The Company estimated the fair value of the remainder of the non-controlling interest balances using a discounted cash flow approach.

The Company confirms that it will disclose the valuation techniques and significant inputs used to measure the fair value of non-controlling interests in future filings.

Registration Statement on Form S-1 filed May 8, 2015

8.	A review is open for your annual report on Form 10-K for the fiscal year ended December 31, 2014 and your quarterly report on Form 10-Q for the quarterly period ended March 31, 2015, which you incorporate by reference into this registration statement. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K and Form 10-Q reviews. Please confirm your understanding in this regard.

The Company respectfully acknowledges the Staff’s comment and confirms its understanding that any request for effectiveness of the Registration Statement will need to be coordinated with the resolution of the Staff’s comments regarding the Company’s Form 10-K and Form 10-Q.

***

Please contact the undersigned at (212)-735-3416 should you require further information.

Very truly yours,
/s/ Andrea Nicolás
Andrea Nicolás

cc:	Sebastian Deschler, TerraForm Power, Inc.
Robert Babula, Staff Accountant, Securities and Exchange Commission
Michael Kennedy, Staff Attorney, Securities and Exchange Commission
Lilyanna Peyser, Special Counsel, Securities and Exchange Commission